SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
**June 6, 2005**

# SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

| **Delaware** | **1-8183** | **75-1670945** |
|---|---|---|
| (State of Incorporation) | (Commission File No.) | (IRS Employer Identification No.) |

**P.O. Box 237**
**2581 E. Kercher Road**
**Goshen, Indiana 46528**
(Address of principal executive offices) (Zip Code)

**Registrant's telephone number, including area code: - (574) 642-3070**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 8 - Other Events**

**Item 8.01       Other Events.**

On June 6, 2005, Supreme Industries, Inc. issued a press release announcing an increased regular cash dividend.  The full text of the press release is set forth in Exhibit 99.1 hereto.

**Section 9 - Financial Statements and Exhibits**

**Item 9.01       Financial Statements and Exhibits.**

     c.       Exhibits

 99.1       Press release dated June 6, 2005, announcing an increased regular cash dividend.


**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**SUPREME INDUSTRIES, INC.**


Dated:  June 8, 2005                    BY:  /s/ Jeffery D. Mowery
                                        Jeffery D. Mowery
                                        Chief Financial Officer

                                        (Signing on behalf of the Registrant and as
                                        Principal Financial Officer)


**EXHIBIT INDEX**

99.1       Press release dated June 6, 2005, announcing an increased regular cash dividend.

**Exhibit 99.1**

# SUPREME INDUSTRIES, INC.

## For Immediate Release

Contact:      Robert W. Wilson
                President and Chief Operating Officer
                (574) 642-4888


**Supreme's Board of Directors Increases Regular Cash Dividend
By 171 Percent**


**GOSHEN, Ind., June 6, 2005 — Supreme Industries, Inc. — (AMEX:STS),** a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced that its board of directors has voted to increase the regular quarterly cash dividend from $.035 to $.095 effective with the company's next dividend payment.  The record date for this dividend will be July 25, and the payable date will be August 1.

On April 21, 2005, Supreme's board of directors approved the concept of a special cash dividend to shareholders subject to the availability of financing on terms satisfactory to the management of the Company.  During April and May, possible financing arrangements for the special dividend were explored, and these discussions and other factors led management to conclude that shareholder value would be most enhanced in the long term through significantly increased regular cash dividends rather than a one-time special dividend.

With this recommendation from management and in consideration of the current favorable tax treatment of cash dividends, Supreme's board of directors has determined that an increased regular dividend will not negatively impact the Company's growth prospects or financial position and will increase shareholder value.

The August cash dividend will be the eighth quarterly cash dividend since the Company commenced the payment of regular cash dividends in October 2003.  Future cash dividends payments are necessarily subject to business conditions, the Company's financial position and requirements for working capital, property, plant and equipment expenditures and other corporate purposes.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses and armored vehicles.  The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

*This report contains forward-looking statements, other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can* *give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.*